Subject to Change Wine Co

Profit and Loss

January - December 2022

	TOTAL
Income	
Service/Other Income	
Custom Crush Fees	12,740.00
Equipment Sales	41,280.62
Fruit Income	23,488.70
Service Income	7,039.75
Shipping Income	18,059.87
Total Service/Other Income	**102,608.94**
Wine Sales	
Bulk Wine Income	22,100.00
Direct to Consumer Sales - Shopify	147,758.34
Direct To Consumer Discounts/Refunds/Returns	-28,057.25
Total Direct to Consumer Sales - Shopify	**119,701.09**
Private Label Income	149,082.00
Wholesaler Sales	1,177,990.28
Wholesaler Discounts	-12,921.65
Total Wholesaler Sales	**1,165,068.63**
Total Wine Sales	**1,455,951.72**
Total Income	**$1,558,560.66**
Cost of Goods Sold	
COST OF GOODS SOLD	492,490.25
Fruit Trucking/Hauling	400.00
Harvest Labor	0.00
WineryShip	31,994.78
Total COST OF GOODS SOLD	**524,885.03**
Credit Card Processing Fees	7,320.11
Custom Crush expenses	329.88
Excise Taxes	31,634.38
Storage - Bottled Wine	80,428.47
Wine Making Utilities	0.00
Total Cost of Goods Sold	**$644,597.87**
GROSS PROFIT	**$913,962.79**
Expenses	
Equipment Maintenance & Expense	2,421.57
G&A	
Advertising & Marketing	48,391.81
Bank Charges	3,642.80
Car and Truck expenses	27,208.22
Commission Expense	3,813.66
Consulting Wine	3,415.00

Subject to Change Wine Co

Profit and Loss

January - December 2022

	TOTAL
Contractors	24,000.00
Dues & Subscriptions	7,247.77
Equipment Rental	1,647.24
Insurance	
Auto Insurance	3,360.81
Liability Insurance	19,573.65
Worker's Comp Insurance	12,792.96
Total Insurance	**35,727.42**
Interest Paid	76,451.75
Legal & Professional Services	44,883.50
Licenses & Permits	6,192.47
Meals	35,835.17
Miscellaneous	1,351.47
Office Supplies	9,571.81
Operating Utilities	5,407.32
Disposal Services	15,600.86
Total Operating Utilities	**21,008.18**
PAYROLL	
Health Insurance	19,438.35
Officers Compensation	
Officers Health Insurance	427.10
Total Officers Compensation	**427.10**
Payroll Taxes	25,260.03
ETF	64.52
Total Payroll Taxes	**25,324.55**
Processing	2,563.40
Salaries & Wages	311,800.49
Total PAYROLL	**359,553.89**
Rent or Lease of Buildings	183,929.99
Research	9,160.81
Shipping/Freight (Non COGS)	8,246.61
Shipping Fees Paid to Vendors	606.96
Total Shipping/Freight (Non COGS)	**8,853.57**
Software	6,263.31
Supplies & Small Tools	950.22
Telephone/Wifi	3,250.48
Travel	32,817.10
Uncategorized Expense	0.00
Winery & Equipment Repair & Maintenance	19,104.87
Total G&A	**974,272.51**

Subject to Change Wine Co

Profit and Loss

January - December 2022

	TOTAL
Taxes Paid	
California Franchise Tax	7,022.20
Property Taxes	10,403.69
Richmond Local Taxes	2,055.40
Total Taxes Paid	**19,481.29**
Total Expenses	**$996,175.37**
NET OPERATING INCOME	**$ -82,212.58**
Other Income	
Interest Income	17.02
Total Other Income	**$17.02**
Other Expenses	
BOTTLING COSTS	
Bottling Supplies & Misc	0.00
Cans	0.00
Closures -Corks	-1,390.77
Glass	0.00
Labels	0.00
Labor - Bottling	0.00
Labor - Canning	0.00
Total BOTTLING COSTS	**-1,390.77**
Cellar Cost -Winemaking	
Winery Supplies	0.00
Total Cellar Cost -Winemaking	**0.00**
Direct Costs	
Fruit Cost	0.00
Fruit Cost 2020 -2021	0.00
Fruit Cost 2021 -2022	0.00
Fruit Cost 2022-2023	22,478.83
Total Fruit Cost	**22,478.83**
Herbs	0.00
Total Direct Costs	**22,478.83**
Disputed Charges	-2,000.00
Harvesting/Crush Cost	
Harvest Expenses	0.00
Total Harvesting/Crush Cost	**0.00**
OSHA	8,690.00
Other Expenses	2,932.80
Total Other Expenses	**$30,710.86**
NET OTHER INCOME	**$ -30,693.84**
NET INCOME	**$ -112,906.42**

<h1 style="text-align:center">Subject to Change Wine Co</h1>

<p style="text-align:center">Balance Sheet</p>

<p style="text-align:center">As of December 31, 2022</p>

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Republic 2190	60.61
FRB Checking	29,737.69
US 0350	33,525.32
US Sav 0335	470.00
Total Bank Accounts	**$63,793.62**
Accounts Receivable	
Accounts Receivable (A/R)	168,264.18
Total Accounts Receivable	**$168,264.18**
Other Current Assets	
Inventory - Bottled Wine	0.00
2017 Wines	20,078.40
2018 Wines	41,633.57
2019 Wines	156,391.19
2020 Wines	-7,753.26
2021 Wines	414,839.59
2022 Wines	11,837.28
Total Inventory - Bottled Wine	**637,026.77**
Inventory - Bulk Wine	420,180.43
Inventory - Unused Packaging	-13,987.80
Inventory Asset	-80.00
Prepaid Expenses	0.00
Shopify Carried Balances	0.00
Shopify Pending Balances	1,058.39
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,044,197.79**
Total Current Assets	**$1,276,255.59**
Fixed Assets	
Accumulated Depreciation	-326,888.00
Kitchen	
Breville Espresso Machine	1,027.41
Breville Pizza Oven	600.00
Coolers	930.00
Refrigerator 9/17/22	2,927.81
Wine Enthusiast Classic 200 Wine Cellar	2,413.41
Total Kitchen	**7,898.63**

Subject to Change Wine Co

Balance Sheet

As of December 31, 2022

	TOTAL
Leasehold Improvements	19,518.48
EV Charging Station	2,297.00
Water Heater System	13,642.59
Total Leasehold Improvements	**35,458.07**
Office Equipment	
2017 MacBook Pro - Jonathan	1,000.00
2019 MacBook Air - Alex	1,500.00
Herman Miller Desk Chair	300.00
HP Color Laser Jet Pro Printer	822.03
Jarvis Fully Standing Desk	575.50
Nikon Camera	1,316.95
Office Furniture - Crate & Barrel	3,202.26
Uplift v2 Standing Desk	463.50
Total Office Equipment	**9,180.24**
Trailer	
Big Tex 14 OA Trailer	6,146.42
Big Tex 22 GN Trailer	10,844.58
Total Trailer	**16,991.00**
Vehicles	
2006 Mini Cooper	3,475.58
2016 Ford F350	48,509.28
2017 Ford F150	67,812.43
Tesla	67,940.00
Total Vehicles	**187,737.29**
Winery Equipment	
2016 Toyota Forklift 5000lb - Best Deals Forklift/US Bank	20,894.48
Deka Industrial Forklift Battery - Accurate Forklift	11,458.45
Total 2016 Toyota Forklift 5000lb - Best Deals Forklift/US Bank	**32,352.93**
2x 96x120 Pallet Racking - Big Joe	1,862.74
2x Pneumatic Cappers - TCW	3,058.00
500L-600L Adapter Rack - Western Industries	711.66
5x 15G Stainless Triclover Kegs - TCW	2,430.00
60 Gallon Pumpover Cart - TCW	1,874.56
AquaTools Pressure Washers - Aaquatools/US Bank	7,672.14
Barrels & Barrel Racks	26,620.00
Bin Rotator - Best Deals Forklift/US Bank	0.00
Bottle-Matic II Semiautomatic Labeler - TCW	2,395.09
Cascade Bin Rotator - Accurate Forklift	7,715.00
Cascade Bin Rotator Class 2 - Accurate Forklift	9,024.44
CC16 Automatic Catalytic Carbon filters - NorthCoast/US Bank	7,326.00

	TOTAL
Corker - Henry Coufas	3,000.00
Crown 300 Series Electric Pallet Jack - Best Deals Forklift/US Bank	6,650.00
Destemmer - BV Delta E2	10,000.00
DMA 35 Handheld Density Meter - Anton Paar	3,219.87
Electric Slab Scissor Lift - American Scissor Lift	9,241.43
Europress EP1-65 - Euromachines	147,867.79
Extreme Series Humidifier XL - TAC WATER	3,453.94
Fire & Ice Machine - Cool Wine	1,480.32
Fire & Ice Machine - Tom & Deborah Johnson	9,400.00
Horizontal Receiving Hopper - Carlsen/US Bank	18,834.63
Ingersoll Rand 80 Gallon Air Compressor - Tractor Supply Co	1,508.49
Liverani Middex Pump - Prospero 2020	1,732.00
Liverani Middex Pump - Prospero 2021	3,545.00
Liverani VFN 60 Pump - Prospero 2021	5,331.99
Macrobin S24's	
24x Macrobins S24 - Jeff Cohn	4,200.00
25x Macrobins S24 - Coastview	6,325.00
31x Macrobins S24 - Central Valley	11,961.05
50x Macrobins S24 - Les Lunes	4,783.87
Total Macrobin S24's	**27,269.92**
Macrobin S48's	
10x Macrobins S48 - Central Valley	5,435.45
10x Macrobins S48 - Vitner Vault	4,951.18
4x Macrobin S48 - Stirm Wine Co	1,000.00
6x Macrobin S48 - Central Valley	3,812.65
Total Macrobin S48's	**15,199.28**
Misc Winery Equipment	10,706.63
Mori 6 Spout Filler - TCW	2,628.00
Nilfisk Pressure Washer - Aaquatools	5,373.92
OenoFoss Must Core - Gusmer Enterprises	31,574.56
Puncheons & Puncheon Racks	
10x Puncheons - McEvoy Ranch	3,500.00
2x Puncheons - J G Jelks Wines LLC	500.00
3x Puncheons - Shamus Booth	1,100.00
4x Puncheons - Vine Supply LLC	300.00
6x Puncheons - Vine Supply LLC	2,850.00
Total Puncheons & Puncheon Racks	**8,250.00**
Reimers Electric Steam Boiler - Aqua Tool INC	8,921.43
Scales & Indicator - Right Weight	1,428.23
Security System - ADT	2,908.23
Single Trip Shipping Container - Urban Services Inc.	5,000.00

	TOTAL
Stokes Barrel Topping Ladder - Western Industries	4,613.89
Tanks	
12200L Letina Closed Top Tank - Ager Tank & Equipment	16,861.76
2000L Criveller Flat Bottom Variable Capacity - First Family of Wine	650.00
200L Variable Capacity Tanks	
200L Variable Capacity Tank - Alex	399.00
200L Variable Capacity Tank - TCW	417.20
2x 200L Variable Capacity Tanks & Cart - John Cohn	700.00
Total 200L Variable Capacity Tanks	**1,516.20**
2150L Marchisio Variable Capicity SOLD 2022	650.00
2x 2000L Lainox Variable Capacity - San Francisco Mead Co.	6,700.00
2x 4050L Letina Forkliftable Variable Capacity Tank - Ager Tank & Equipment	18,161.76
2x 7000L Foudre - Vineyard 29	20,000.00
3x 300G Flextank Stacker Tank - Tanks For Wine	5,498.81
3x 7300L Letina Variable Capacity Tank - Ager Tank & Equipment	38,377.65
40 BBL Brite Tank - Ager Tank & Equipment	18,176.56
4x 300G Flex Tanks - Grass Valley Winery	1,800.00
4x 300G Flextank Stacker Tank - Tanks For Wine	6,989.04
4x 550G Portatank - Custom Metalcraft	22,926.13
4x Flexible IBC Transfer Totes - Jeff Cohn	600.00
5000L Letina Closed Top Tank - Ager Tank & Equipment	9,901.76
5000L Radoux Foudre - Ram's Gate	4,500.00
525L Speidel Closed Top - First Family of Wine	325.00
5x 1000L Minox Variable Capacity Tank -TCW	4,975.00
5x 7300L Letina Variable Capacity Tank - Ager Tank & Equipment/Brewery Finance	55,356.25
6G Hover Tank - Frank Killan	576.00
7000L Radoux Foudre - Vine Supply	12,000.00
8750L Letina Closed Top Tank - San Francisco Mead Co.	9,250.00
Total Tanks	**255,791.92**
Toyota Forklift 6000lb - Roland Alfonso	11,272.00
Zoro 10ft Rolling Safety Ladder - Zoro Tools Inc	1,179.51
Total Winery Equipment	**720,425.54**
Total Fixed Assets	**$650,802.77**
Other Assets	
Organizational & Branding Costs	3,193.00
Accumulated Amortization	-3,193.00
Total Organizational & Branding Costs	**0.00**
Security Deposits - Marina Westshore	8,090.00
Total Other Assets	**$8,090.00**
TOTAL ASSETS	**$1,935,148.36**

Subject to Change Wine Co

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	517,715.02
Total Accounts Payable	**$517,715.02**
Credit Cards	
AP Personal Chase Mileage Plus Explorer	0.00
Barry CC 4017	2,638.75
Business Platinum Card-72006	63,377.91
Chase 1210	9,598.42
Costco Citi 6616	1,807.30
Delta Amex Cards	0.00
AP Delta Amex 1029	0.00
SB Delta Amex 1003	4,436.65
Total Delta Amex Cards	**4,436.65**
Discover	390.90
WS Capital	1,955.82
Total Credit Cards	**$84,205.75**
Other Current Liabilities	
AP Loan to Company - Payroll	0.00
Biz2Credit 3	192,951.14
Biz2Credit Line of Credit	0.00
Biz2Credit Line of Credit 2	0.00
Gemini Loan Payable	100,000.00
Gift Card Liability	-100.00
Private Label Deposits	114,275.03
Sales Tax	0.00
California State Board of Equalization Payable CA SALES TAX	12,143.43
Massachusetts Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Sales Tax Payable	-1,884.42
Total Sales Tax	**10,259.01**
Titan ACS	0.00
Wine Fridge - Afirm Payments	0.00
Total Other Current Liabilities	**$417,385.18**
Total Current Liabilities	**$1,019,305.95**

Subject to Change Wine Co

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Notes Payable	
2017 Ford F-150	8,554.19
Ager Tank & Equipment Invoice#5129 Notes Payable - Brewery Finance	17,901.36
Alexander E Pomerantz	3,680.53
Edward Kim	52,500.00
HP Chase	22,881.83
Jennifer & Michael Borislow	100,000.00
Navitas Credit Corp/Brewery Finance Equipment Loan	48,420.78
PAR 5 2nd Note	50,000.00
SBA EIDL Loan	427,100.00
Steven Pomerantz	147,500.00
Thomas & Deborah Johnson	1,102.00
US Bank Various	-72,943.61
AaquaTools Invoice#54768 Notes Payable - US Bank	7,672.14
Ager Tank & Equipment Invoice #5447	18,176.56
Ager Tank & Equipment Invoice#5393 Notes Payable - US Bank	44,925.28
American Scissor Lift Invoice#S125605 Notes Payable - US Bank	9,241.43
Antonio Mora Plumbing Invoice #123	27,285.18
Bestdeal Forklifts Invoice#3388 Notes Payable - US Bank	32,544.48
Carlsen & Associates Invoice#211515D Notes Payable - US Bank	18,834.63
Central Valley Invoice#9443140 Notes Payable - US Bank	11,961.05
Euro Machines Invoice #SO008021	146,740.79
NorthCoast Waterworks Invoice#72720211 Notes Payable - US Bank	7,326.00
Prospero Invoice#SO17599 Notes Payable - US Bank	8,876.99
Total US Bank Various	**260,640.92**
Total Notes Payable	**1,140,281.61**
Wells Fargo - Tesla Auto	57,662.99
Total Long-Term Liabilities	**$1,197,944.60**
Total Liabilities	**$2,217,250.55**
Equity	
MEMBER CAPITAL	
Alex	-416,760.70
Sandra Barry	200,000.00
Total MEMBER CAPITAL	**-216,760.70**
MEMBER DRAWS	
Alex Member Draw	0.00
Total MEMBER DRAWS	**0.00**
Member's Capital	47,564.93
Opening Balance Equity	0.00

Subject to Change Wine Co

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-112,906.42
Total Equity	**$ -282,102.19**
TOTAL LIABILITIES AND EQUITY	**$1,935,148.36**

Subject to Change Wine Co

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-112,906.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	2,098.99
Inventory - Bottled Wine:2017 Wines	2,001.60
Inventory - Bottled Wine:2018 Wines	1,740.31
Inventory - Bottled Wine:2019 Wines	34,132.89
Inventory - Bottled Wine:2020 Wines	54,526.02
Inventory - Bottled Wine:2021 Wines	-389,266.39
Inventory - Bottled Wine:2022 Wines	-11,837.28
Inventory - Bulk Wine	-39,963.10
Inventory - Unused Packaging	13,987.80
Inventory Asset	0.00
Shopify Pending Balances	55.68
Accumulated Depreciation	-52,590.00
Winery Equipment:Euro Press - EuroMachines (SOLD 2022) (deleted)	59,109.38
Accounts Payable	218,027.52
Barry CC 4017	2,638.75
Business Platinum Card-72006	46,686.23
Chase 1210	9,598.42
Costco Citi 6616	1,807.30
Delta Amex Cards	0.00
Delta Amex Cards:AP Delta Amex 1029	0.00
Delta Amex Cards:SB Delta Amex 1003	-1,926.31
Discover	390.90
WS Capital	1,955.82
AP Loan to Company - Payroll	0.00
Biz2Credit 3	192,951.14
Biz2Credit Line of Credit	0.00
Biz2Credit Line of Credit 2	0.00
Gemini Loan Payable	100,000.00
Gift Card Liability	-100.00
Private Label Deposits	51,698.03
Sales Tax	0.00
Sales Tax:California State Board of Equalization Payable CA SALES TAX	4,643.63
Sales Tax:Out Of Scope Agency Payable	0.00
Sales Tax:Sales Tax Payable	-5,022.00
Titan ACS	-2,500.00
Wine Fridge - Afirm Payments	-2,413.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**292,431.92**
Net cash provided by operating activities	**$179,525.50**
INVESTING ACTIVITIES	
Kitchen:Refrigerator (deleted)	900.00
Kitchen:Refrigerator 9/17/22	-2,927.81

Subject to Change Wine Co

Statement of Cash Flows

January - December 2022

	TOTAL
Leasehold Improvements	-19,518.48
Leasehold Improvements:EV Charging Station	-2,297.00
Leasehold Improvements:Water Heater System	-13,642.59
Office Equipment:Herman Miller Desk Chair	-300.00
Office Equipment:HP Color Laser Jet Pro Printer	-822.03
Office Equipment:Jarvis Fully Standing Desk	-575.50
Office Equipment:Nikon Camera	-1,316.95
Office Equipment:Office Furniture - Crate & Barrel	-3,202.26
Office Equipment:Uplift v2 Standing Desk	-463.50
Vehicles:Tesla	-67,940.00
Winery Equipment:2016 Toyota Forklift 5000lb - Best Deals Forklift/US Bank:Deka Industrial Forklift Battery - Accurate Forklift	-11,458.45
Winery Equipment:60 Gallon Pumpover Cart - TCW	-1,874.56
Winery Equipment:Barrels & Barrel Racks	-5,350.00
Winery Equipment:Bin Rotator - Best Deals Forklift/US Bank	5,000.00
Winery Equipment:Cascade Bin Rotator - Accurate Forklift	-7,715.00
Winery Equipment:Europress EP1-65 - Euromachines	-147,867.79
Winery Equipment:Extreme Series Humidifier XL - TAC WATER	-3,453.94
Winery Equipment:Ingersoll Rand 80 Gallon Air Compressor - Tractor Supply Co	-1,508.49
Winery Equipment:Macrobin S24's:50x Macrobins S24 - Les Lunes	-4,783.87
Winery Equipment:Macrobin S48's:6x Macrobin S48 - Central Valley	-3,812.65
Winery Equipment:Misc Winery Equipment	-1,605.46
Winery Equipment:Nilfisk Pressure Washer - Aaquatools	-5,373.92
Winery Equipment:Puncheons & Puncheon Racks:2x Puncheons - J G Jelks Wines LLC	-500.00
Winery Equipment:Single Trip Shipping Container - Urban Services Inc.	-5,000.00
Winery Equipment:Tanks:3x 300G Flextank Stacker Tank - Tanks For Wine	-5,498.81
Winery Equipment:Tanks:40 BBL Brite Tank - Ager Tank & Equipment	-18,176.56
Net cash provided by investing activities	**$ - 331,085.62**
FINANCING ACTIVITIES	
Notes Payable:2017 Ford F-150	-8,860.92
Notes Payable:Ager Tank & Equipment Invoice#5129 Notes Payable - Brewery Finance	-18,580.40
Notes Payable:Alexander E Pomerantz	1,305.53
Notes Payable:HP Chase	-3,000.00
Notes Payable:Navitas Credit Corp/Brewery Finance Equipment Loan	48,420.78
Notes Payable:Steven Pomerantz	-55,000.00
Notes Payable:Thomas & Deborah Johnson	-2,508.00
Notes Payable:US Bank Various	-64,627.07
Notes Payable:US Bank Various:Ager Tank & Equipment Invoice #5447	18,176.56
Notes Payable:US Bank Various:Antonio Mora Plumbing Invoice #123	27,285.18
Notes Payable:US Bank Various:Euro Machines Invoice #SO008021	146,740.79
Wells Fargo - Tesla Auto	57,662.99
Opening Balance Equity	0.00
Net cash provided by financing activities	**$147,015.44**

Subject to Change Wine Co

Statement of Cash Flows

January - December 2022

	TOTAL
NET CASH INCREASE FOR PERIOD	**$ -4,544.68**
Cash at beginning of period	68,338.30
CASH AT END OF PERIOD	**$63,793.62**